UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Receipt of Nasdaq Deficiency Notice

On February 9, 2016, China Natural Resources, Inc. (the "Company") received a written notice from the Listing Qualifications department of The Nasdaq Stock Market (the "Notice") indicating that the Company is not in compliance with the $35 million market value of listed securities (“MVLS”) requirement set forth in Nasdaq Rule 5550(b)(2) for continued listing on The Nasdaq Capital Market. The Nasdaq Rule requires listed securities to maintain a minimum MVLS of $35 million and, based upon the closing bid price of the Company’s common shares for the 30 consecutive business day measurement period, the Company no longer meets this requirement. The Notice indicates that the Company will be provided 180 calendar days (until August 8, 2016) in which to regain compliance.

If at any time during this compliance period the MVLS of the Company's common shares closes at or above $35 million for a minimum of ten consecutive business days, or the Company demonstrates compliance with one of the alternative continued listing standards, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with Rule 5550(b)(2), or satisfy one of the alternative continued listing standards, prior to expiration of the 180-calendar day compliance period, the Nasdaq Staff will provide the Company with written notification that its securities are subject to delisting from The Nasdaq Capital Market. At that time, the Company may appeal the delisting determination to a Hearings Panel.

The Company is actively evaluating several business transactions which the Company believes, if consummated, will enable it to achieve compliance with Nasdaq continued listing criteria.

Press Release

On February 16, 2016, the Company disseminated a press release disclosing its receipt of the Notice from The Nasdaq Stock Market. The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

This report includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties associated with metal price volatility and whether metals can be mined on an economical basis in the future; uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People's Republic of China; uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.

Exhibits

99.1

Press Release dated February 16, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: February 16, 2016	By:	/s/ LI Feilie
LI Feilie
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated February 16, 2016.